Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 105.9485 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 24.7112 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 67.3699 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency GBP – British Pound and EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) £0.00 105.9485 £0.00 24.7112 €0.00 67.3699 e) Aggregated information - Volume - Total 130.6598 / 67.3699 £0.00 / €0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato

2 Reason for the notification a) Position/status Chief Supply Chain Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 76.0219 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 96.4662 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency GBP – British Pound and EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) £0.00 76.0219 €0.00 96.4662

e) Aggregated information - Volume - Total 76.0219 / 96.4662 £0.00 / €0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Foods & Refreshment (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 115.7026 PLC EUR shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 197.0007 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 86.0207 PLC EUR shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2019 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award) c) Currency EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) €0.00 115.7026 €0.00 197.0007 €0.00 86.0207 e) Aggregated information - Volume - Total 398.7240 €0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction Amsterdam Stock Exchange – XAMS Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status President, North America (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 151.1050 PLC ADR shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 742.6810 PLC ADR shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2020 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)

c) Currency USD – United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $0.00 151.1050 $0.00 742.6810 e) Aggregated information - Volume - Total 893.7860 $0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction New York Stock Exchange – XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sunny Jain 2 Reason for the notification a) Position/status President, Beauty & Personal Care (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 119.5950 PLC ADR shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 193.9520 PLC ADR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 213.4180 PLC ADR shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2019 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award) • 350.7370 PLC ADR shares (Dividend equivalents earned on Restricted Stock awards under the Unilever Share Plan 2019 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award) • 60.2580 PLC ADR shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 138.5110 PLC ADR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)

• 450.0640 PLC ADR shares (reinvestment of dividend on (freely transferable) shares) c) Currency USD – United States Dollars d) Price(s) and volume(s) Price(s) Volume(s) $0.00 119.5950 $0.00 193.9520 $0.00 213.4180 $0.00 350.7370 $44.99 60.2580 $44.99 138.5110 $44.99 450.0640 e) Aggregated information - Volume - Total 1,526.5350 $29,189.83 f) Date of the transaction 2022/03/22 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alan Jope 2 Reason for the notification

a) Position/status Chief Executive Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 658.8469 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 622.9633 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 131.7800 PLC ADR shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested.) c) Currency GBP – British Pound, EUR – Euro and USD – United States Dollars d) Price(s) and volume(s) Price(s) Volume(s) £0.00 658.8469

€0.00 622.9633 $45.52 131.7800 e) Aggregated information - Volume - Total 658.8469 / 622.9633 / 131.7800 £0.00 / €0.00 / $5,998.63 f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON, Amsterdam Stock Exchange – XAMS and New York Stock Exchange – XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President South Asia (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 111.7259 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 88.5105 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 87.2709 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
c)	Currency	EUR – Euro and GBP – British Pound
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>£0.00</td><td>111.7259</td></tr><tr><td>£0.00</td><td>88.5105</td></tr><tr><td>€0.00</td><td>87.2709</td></tr></table>
e)	Aggregated information - Volume - Total	 200.2363 / 87.2709 £0.00 / €0.00

f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief Operating Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 171.7021 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 210.8710 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency GBP – British Pound and EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) £0.00 171.7021 €0.00 210.8710 e) Aggregated information - Volume - Total 171.7021 / 210.8710 £0.00 / €0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 397.0417 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 485.1039 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 397.0417 £0.00 485.1039 e) Aggregated information - Volume - Total 882.1456 £0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 101.7434 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 89.5880 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 83.8536 PLC shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2019 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award) • 82.6051 PLC EUR shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2019 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award) c) Currency GBP – British Pound and EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) £0.00 101.7434 £0.00 89.5880 £0.00 83.8536 €0.00 82.6051 e) Aggregated information - Volume - Total 275.1849 / 82.6051 £0.00 / €0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Ritva Sotamaa 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 110.3617 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 177.8958 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)

c) Currency GBP – British Pound and EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) £0.00 110.3617 €0.00 177.8958 e) Aggregated information - Volume - Total 110.3617 / 177.8958 £0.00 / €0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status President Home Care (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 111.8688 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 185.2237 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency GBP – British Pound and EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) £0.00 111.8688 €0.00 185.2237 e) Aggregated information - Volume - Total 111.8688 / 185.2237 £0.00 / €0.00 f) Date of the transaction 2022/03/22 g) Place of the transaction London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS